SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                ----------------

    INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
             AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. _)*


                                 Network CN Inc.
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    64125G100
                                 (CUSIP Number)

                                November 19, 2007
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

-----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                   PAGE 2 of 12

CUSIP No. 64125G100

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          OZ Management LP
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
SHARES              0
               --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    6,688,928
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    6,688,928
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          6,688,928
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          8.70%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          IA
-----------------------------------------------------------------------------

Schedule 13G                                                   PAGE 3 of 12

CUSIP No. 64125G100

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Och-Ziff Holding Corporation
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
SHARES              0
               --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    7,682,535
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    7,682,535
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          7,682,535
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          9.99%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          CO, HC
-----------------------------------------------------------------------------

Schedule 13G                                                   PAGE 4 of 12

CUSIP No. 64125G100

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Och-Ziff Capital Management Group LLC
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
SHARES              0
               --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    7,682,535
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    7,682,535
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          7,682,535
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          9.99%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          OO
-----------------------------------------------------------------------------

Schedule 13G                                                   PAGE 5 of 12

CUSIP No. 64125G100
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Daniel S. Och
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
SHARES              0
               --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    7,682,535
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    7,682,535
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          7,682,535
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          9.99%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          IN
-----------------------------------------------------------------------------

Schedule 13G                                                   PAGE 6 of 12

CUSIP No.  64125G100


ITEM 1(a).  NAME OF ISSUER:
            Network CN Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            21/F, Chinachem Century Tower
            178 Gloucester Road
            Wanchai, Hong Kong

ITEMS 2(a), 2(b) and 2(c).   NAME OF PERSON FILING, ADDRESS OF PRINCIPAL
BUSINESS OFFICE AND CITIZENSHIP:

     This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

          (i) OZ Management, LP ("OZ"), a Delaware partnership, with respect to the Shares reported in this Schedule 13G held by certain investment funds and discretionary accounts managed by OZ (the "Accounts").

         (ii) Och-Ziff Holding Corporation ("OZHC"), a Delaware limited liability company, which serves as the general partner of OZ, with respect to the Shares reported in this Schedule 13G managed by OZ and held by the Accounts.

        (iii) Och-Ziff Capital Management Group LLC ("OZM"), a Delaware limited liability company, which owns 100% of OZHC, with respect to the Shares reported in this Schedule 13G managed by OZ and held by the Accounts.

         (iv) Daniel S. Och, who is the Chief Executive Officer of OZHC and the CEO, Executive Managing Director, and Chairman of the Board of Directors of Och-Ziff Capital Management Group LLC, with respect to the Shares reported in this Schedule 13G managed by OZ and held by the Accounts.

          The citizenship of OZ, OZHC and OZM is set forth above. Daniel S. Och is a United States citizen.

          The address of the principal business office of each of the Reporting Persons is 9 West 57th Street, 39th Floor, New York, NY 10019.

Schedule 13G                                                   PAGE 7 of 12

CUSIP No.   64125G100


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
            Common Stock, $0.001 par value

ITEM 2(e).  CUSIP NUMBER:  64125G100


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Act;

          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act;

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940;

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940:
                   see Rule 13d-1(b)(1)(ii)(E);

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

          (g) [ ]  Parent Holding Company, in accordance with Rule
                   13d-1(b)(ii)(G);

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

          (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS
BOX. [x]

Schedule 13G                                                   PAGE 8 of 12

CUSIP No. 64125G100


ITEM 4.   OWNERSHIP.

           OZ serves as principal investment manager to a number of investment funds and discretionary accounts (the "Accounts") with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G. OZHC serves as the general partner of OZ and OZ Advisors LP, which serves as the general partner of another investment Account with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G. As such, OZHC may be deemed to control OZ and OZ Advisors LP and, therefore, may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. OZM is the sole shareholder of OZHC and as such it may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. Mr. Daniel S. Och is the Chief Executive Officer, Executive Managing Director and Chairman of the Board of Directors of OZM. As such, he may be deemed to control such entity and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G.

           Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

      A.  OZ
         (a) Amount beneficially owned:
         (b) Percent of class: 8.70%* Based upon (i) the 69,151,608 shares of common stock outstanding as of November 9, 2007, as reflected in the Form 10-QSB for the quarterly period ended September 30, 2007 and (ii) 7,750,650 shares of the Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned upon conversion within 60 days of derivative securities currently owned by the Reporting Persons.
         (c) Number of shares as to which such person has:
                 (i)    sole power to vote or to direct the vote
                        0
                 (ii)   shared power to vote or to direct the vote
                        6,688,928
                 (iii)  sole power to dispose or to direct the disposition
                        of 0
                 (iv)   shared power to dispose or to direct the disposition
                        of 6,688,928
      B.  OZHC
         (a) Amount beneficially owned:
         (b) Percent of class: 9.99%*
         (c) Number of shares as to which such person has:
                 (i)    sole power to vote or to direct the vote
                        0
                 (ii)   shared power to vote or to direct the vote
                        7,682,535
                 (iii)  sole power to dispose or to direct the disposition
                        of 0
                 (iv)   shared power to dispose or to direct the disposition
                        of 7,682,535
      C.  OZM
         (a) Amount beneficially owned:
         (b) Percent of class: 9.99%*
         (c) Number of shares as to which such person has:
                 (i)    sole power to vote or to direct the vote
                        0

Schedule 13G                                                   PAGE 9 of 12

CUSIP No.   64125G100


                 (ii)   shared power to vote or to direct the vote
                        7,682,535
                 (iii)  sole power to dispose or to direct the disposition
                        of 0
                 (iv) shared power to dispose or to direct the disposition of 7,682,535
      D.  Daniel S. Och
         (a) Amount beneficially owned:
         (b) Percent of class: 9.99%*
         (c) Number of shares as to which such person has:
                 (i)    sole power to vote or to direct the vote
                        0
                 (ii)   shared power to vote or to direct the vote
                        7,682,535
                 (iii) sole power to dispose or to direct the disposition of 0
                 (iv) shared power to dispose or to direct the disposition of 7,682,535

* The Reporting Persons hold (i) the Company's 3% Senior Secured Convertible Notes due June 30, 2011 (the "Convertible Notes"), which are convertible into 3,636,365 shares of Common Stock at an initial conversion price of $1.65 per share, subject to customary anti-dilution adjustments; (ii) Warrants exercisable for 2,400,000 shares of the Company's Common Stock at $2.50 per share; and (iii) Warrants exercisable for 1,714,285 shares of the Company's Common Stock at $3.50 per share. The Convertible Notes and Warrants may be converted within 60 days into a total of 7,750,650 shares of the Company's Common Stock, which represents 10.08% of the shares of Common Stock deemed to be outstanding pursuant to Securities Exchange Act Rule 13d-3(d)(1)(i). However, pursuant to the terms of the Investor Rights Agreement entered into as of November 19, 2007 between the Company and the Accounts controlled by the Reporting Persons, the conversion right may be exercised only to the extent that, immediately upon conversion of the Convertible Notes and exercise of the Warrants, the holder is the beneficial owner of no more than 9.99% of the Company's outstanding Common Stock. Based upon (i) the 69,151,608 shares of Common Stock outstanding as of November 9, 2007, as reflected in the Form 10-QSB for the quarterly period ended September 30, 2007 and (ii) 7,750,650 shares of the Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i), the Reporting Persons currently may not convert Convertible Notes and Warrants held into more than 7,682,535 shares of Common Stock, the amount for which beneficial ownership is reported herein.

Schedule 13G                                                   PAGE 10 of 12

CUSIP No. 64125G100

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          See Item 4.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

          Each of the Reporting Persons hereby make the following certification:

          By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G                                                   PAGE 11 of 12

CUSIP No. 64125G100

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  November 29, 2007           /s/ Daniel S. Och
                                    -----------------------------------
                                    OZ MANAGEMENT, LP
                                    By Och-Ziff Holding Corporation
                                    its general partner
                                    By Daniel S. Och
                                    Chief Executive Officer

                                    /s/ Daniel S. Och
                                    -----------------------------------
                                    OCH-ZIFF HOLDING CORPORATION
                                    By Daniel S. Och
                                    Chief Executive Officer

                                    /s/ Daniel S. Och
                                    -----------------------------------
                                    OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC
                                    By Daniel S. Och
                                    Chief Executive Officer, Executive
                                    Managing Director and Chairman of the
                                    Board of Directors

                                    /s/ Daniel S. Och
                                    -----------------------------------
                                    Daniel S. Och

Schedule 13G                                                   PAGE 12 of 12

CUSIP No. 64125G100

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)


           The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  November 29, 2007           /s/ Daniel S. Och
                                    -----------------------------------
                                    OZ MANAGEMENT, LP
                                    By Och-Ziff Holding Corporation
                                    its general partner
                                    By Daniel S. Och
                                    Chief Executive Officer

                                    /s/ Daniel S. Och
                                    -----------------------------------
                                    OCH-ZIFF HOLDING CORPORATION
                                    By Daniel S. Och
                                    Chief Executive Officer

                                    /s/ Daniel S. Och
                                    -----------------------------------
                                    OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC
                                    By Daniel S. Och
                                    Chief Executive Officer, Executive
                                    Managing Director and Chairman of the
                                    Board of Directors

                                    /s/ Daniel S. Och
                                    -----------------------------------
                                    Daniel S. Och